February 18, 2011
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549
Dear Mr. Spirgel:
We are providing this letter in response to the comments of the Staff contained in your letter dated February 4, 2011 regarding the June 30, 2010 Form 10-K and September 30, 2010 Form 10-Q filed by Education Management Corporation on September 1, 2010 and November 9, 2010, respectively (File No. 001-34466).
Set forth below are the Staff’s comments and our responses.
Form 10-K for Fiscal Year Ended June 30, 2010
Item 1. Business
Student Admissions and Retention, page 10
COMMENT NO. 1:
You state in the last paragraph of this section that online students have a lower persistence rate than students attending onground schools. You also state that online programs are the fastest growing segment of your business. In future filings please discuss this trend in your Management’s Discussion and Analysis including any impact on liquidity or capital resources, as well as, the continued growth of your business generally.
RESPONSE:
We supplementally advise the Staff that we do not anticipate the lower persistence experienced by fully online students will negatively impact our liquidity or capital resources because our online programs are not as capital intensive as onground programs.

We will analyze the impact of fully online students on our overall persistence rate for fiscal 2011 and, if we conclude that the trend of fully online students persisting at a lower rate has continued in fiscal 2011, we would add a disclosure similar to the following under the heading “Statement of Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K:
“Our net annual persistence rate, which measures the number of students who are enrolled during a fiscal year and either graduate or advance to the next fiscal year, for all of our students was approximately  _____% in fiscal 2011 as compared to approximately 64% in fiscal 2010. The increase in students who take all of their classes online, who represent  _____% of our total student enrollment in July 2011 as compared to 27.9% in July 2010, has negatively impacted our overall persistence rate because fully online students typically persist at a lower rate than students who attend onground schools. The decrease in our overall persistence rate may have a negative impact on our margins if it is not offset by cost savings and economies of scale in other areas due to increased marketing and admissions expenses associated with admitting new students who leave school and increased bad debt expense due to lower collections from students who are no longer in school.”
Item 7. Management’s Discussion and Analysis...page 58
Statement of Operations, page 60
COMMENT NO. 2:
In the last sentence of the first paragraph on page 60 you state that historically you have been able to pass along the rising cost of your programs to students through increases in tuition. On page 22, you state that the majority of your net revenues are sourced from Title IV federal educational loan programs, which have fixed limits based on degree programs and other factors. Please explain how you will continue to pass on expenses by raising tuition in light of the structure of Title IV funding limitations.
RESPONSE:
We have enhanced our disclosure in the lead-in paragraph to our Results of Operations section in our recently filed December 31, 2010 Form 10-Q. In Management’s Discussion and Analysis, on page 27 we note that in the future there may be occasions in which we will be unable to pass along the rising cost of our programs to students through increases in tuition (changes underlined):
“The two main drivers of our net revenues are average student population and tuition rates. Factors affecting our average student population include the number of continuing students and new students attending our schools at the beginning of a period. We believe that the size of our student population at our campuses is influenced by a number of factors. These include the number of individuals seeking post-secondary education, the attractiveness of our program offerings, the quality of the student experience, the effectiveness of our marketing efforts to reach existing demand for post-secondary education, the persistence of our students, the number of credit hours taken by our students, the length of the education programs and our overall educational reputation. We seek to grow our average student population by offering new programs at existing schools and by establishing new school locations, whether through new facility start-up or acquisition. Historically, we have been able to pass along the rising cost of providing quality education through increases in tuition. Our ability to raise tuition in the future may be limited by the gainful employment regulation proposed by the U.S. Department of Education which is described below and limits the ability of students to obtain financing for tuition and fees in excess of their ability to obtain federally guaranteed loans, private loans, or make cash payments. Total tuition and fees typically exceed the amounts of financial aid available for students under all available government-sponsored aid, including Title IV programs...”
Operating cash flows, page 65

COMMENT NO. 3:
In the second paragraph on this page you state that you extended your credit terms to students at certain of your schools. Please explain the underlying reason for this action and its impact on your financial statements or other disclosed metrics including student loan default rates.
RESPONSE:
We extend credit to our students to help fund the difference between our total tuition and fees and the amount covered by government sponsored aid, including amounts awarded under Title IV programs, private loans obtained by students, and cash payments by students. The extension of credit to our students may have a negative impact on our bad debt expense as a percentage of net revenues (an earnings metric) and days sales outstanding (a liquidity metric). At December 31, 2010, the net amount of student accounts receivable related to credit extended beyond 12 months totaled less than $10 million. To address the impacts that the extension of credit to students could have to our financial statements in the future, we have included the following in our December 31, 2010 Form 10-Q in the Results of Operations and Liquidity sections of Management’s Discussion and Analysis, pages 27, 30 and 32 and will include similar language in future filings.
Results of Operations — Educational services expense — page 27
“...The extension of our credit terms to students may result in higher bad debt expense as a percentage of net revenues in future periods...”
Results of Operations — Educational services expense — page 30
“...The extension of our credit terms to students may result in higher bad debt expense as a percentage of net revenues in future periods...”
Liquidity — Operating Cash Flows — page 32
“... We recently extended the repayment period for some of the financing we make available to students to include periods of up to 36 months, which may result in higher bad debt expense as a percentage of our net revenues and an increase in our DSO if students continue to utilize this funding source. Since the extended payment plans are not federal student aid loans, these plans will not directly affect our published student loan default rates; however, there may be an indirect negative impact to default rates as students may have more total debt upon graduation.”
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Item 2. Management’s Discussion and Analysis...page 22
Regulatory Environment, page 28

COMMENT NO. 4:
In the first paragraph on page 28 you state that the changes in regulation requiring 90 days advance notice to the U.S. Department of Education regarding any new academic program are inconsistent with many aspects of your business including growth and operations. Please tell us specifically how your business is impacted by this change in regulation. For example, please disclose how many programs currently being developed internally are immediately affected by this regulation.
RESPONSE:
We have enhanced the disclosure in our recently filed December 31, 2010 Form 10-Q in Liquidity and Funds of Capital Resources on page 37 under the heading “Regulatory Environment.” We added the following to our discussion on the impact that the regulatory change may have on new academic programs and the introduction of most new or existing academic programs to new locations:
“During fiscal 2010, we developed eight new academic programs and introduced over 230 new or existing academic programs to locations that had not previously offered them. Under the new regulation, all of the new academic programs and the introduction of most of the new or existing academic programs to a new location would require notice to the U.S. Department of Education.”
COMMENT NO. 5:
In the third paragraph you discuss the changes in regulation regarding fully online classes offered by an institution not located in the same state as the online student. Please discuss what percentage of your student body and corresponding percentage of revenues are likely subject to this regulatory provision.
RESPONSE:
We have revised the disclosure in our recently filed December 31, 2010 Form 10-Q in Liquidity and Funds of Capital Resources on page 37 under the heading “Regulatory Environment” to add the number of students enrolled in fully online programs (changes underlined):
“Requiring an institution of higher education to be legally authorized in the state in which it is physically located and establishing new requirements for establishing the adequacy of the authorization through one of several prescribed options, including, for example, demonstrating that the institution is established by name as an educational institution by the state through a charter, statute, constitutional provision or other action issued by a state governmental agency or entity, provided that the state has a process to review and act on complaints concerning institutions and enforce applicable state laws and that the institution complies with any applicable state approval or licensure requirements. The new state authorization regulations also require institutions offering fully online classes to students in a state where it is not physically located to meet any state requirements for it to legally offer post-secondary education in that state. We currently offer fully online programs through three of our institutions to students located across the country. In January 2011, 43,900 students, or 27.9% of all students attending our schools, were enrolled in fully online programs.”

We have also added disclosure on page 37 to clarify that the new regulations apply to all of our programs and campuses, including both onground schools and institutions offering fully online programs, and that each of our programs and campuses must show that it complies with state authorizations that are determined to be adequate under the new regulations:
“We are reviewing existing authorizations and operations in all states to ensure all of our institutions comply with the new expectations for both onground schools and fully online programs. Although we cannot predict with certainty how all of the regulations will be interpreted and implemented by the U.S. Department of Education, agency representatives have clarified that the intent of the new regulations is not to require post-secondary institutions to be licensed in every state and states are not required to create new regulatory structures to regulate all onground and online programs. Instead, the U.S. Department of Education will defer to the states to determine what types of approvals are necessary and an institution may be required to provide documentation to the U.S. Department of Education, upon request, to confirm they have received the necessary approval or exemption from a particular state, or that the regulations do not apply.
As a result, these new regulations may require some of our schools and/or programs to secure additional state consents or modify existing offerings as of July 1, 2011. Furthermore, certain states that previously approved or exempted some of our schools may be required to revise existing oversight and licensure processes to ensure existing approvals and exemptions comply with the U.S. Department of Education’s new expectations. Schools can apply for an extension of the July 1 deadline to allow states to revise existing processes and/or requirements to comply with the regulations, but cannot request extensions of the implementation date to provide documentation, if requested by the U.S. Department of Education, to confirm authorization, exemption, or inapplicability of jurisdiction. Accordingly, we have been seeking written confirmation from states regarding the applicability of standards based on current or expected conduct, submitting additional applications for authorization or exemption, and identifying states with oversight and/or approval processes that may not meet the U.S. Department of Education’s expectations for state authorization after July 1, 2011. We anticipate that this project will be completed in advance of the July 1 implementation date. We cannot predict with certainty how all of the new state authorization regulations will be interpreted and implemented, but if we are unable to satisfactorily document the necessary state authorizations, or if states are unable or unwilling to revise existing processes to comply with new requirements by the U.S. Department of Education, certain programs or campuses may no longer be eligible for participation in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations.”
We supplementally advise the Staff that, to the extent the regulations affect each of our programs and campuses, all of our students and revenues are indirectly subject to the new regulations.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Security Ownership of Certain Beneficial Owners and Management, page 18

COMMENT NO. 6:
In future filings please revise your disclosure to include the tabular representation related to equity compensation plan information including all compensation plans previously approved by security holders and plans not previously approved by security holders. Refer to Item 201(d) of Regulation S-K.
RESPONSE:
In future filings, we will include the tabular representation related to equity compensation plan information, including all compensation plans previously approved by security holders and plans not previously approved by security holders, pursuant to Item 201(d) of Regulation S-K.
Cash Bonuses, page 28
COMMENT NO. 7:
You state in the second paragraph on page 28 that your Board of Directors has the discretion to increase or decrease a bonus computed under the terms of the MICP by up to 20% of the amount otherwise payable under the plan. Under the first bullet point on the same page, you state that the 20% bonus awarded to Messrs. Nelson and West were approved by your Compensation Committee. In future filings, as applicable, please discuss what criteria, if any, the Compensation Committee considered when providing approval to the Board of Directors to grant this discretionary bonus. Additionally, discuss what relationship, if any, the discretionary bonus has to the financial and operational metrics of revenue, EBITDA and individual performance disclosed on pages 26-27.
RESPONSE:
In future filings, we will discuss, as applicable, the criteria the Compensation Committee considers when providing approval to the Board of Directors to grant discretionary bonuses and the relationship between discretionary bonuses and the financial and operational metrics of revenue, EBITDA and individual performance disclosed in our Compensation Discussion and Analysis.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 89
Segment Reporting, page 93
COMMENT NO. 8:
We note from your disclosures, that your chief operating decision maker allocates resources and assesses the performance of the Company at an education system level closely aligned to the brands it manages. We note from your disclosure on page six, that your schools are organized and managed to capitalize on recognized brands and align them with specific targeted markets based on field of study, employment opportunity, type of degree offering and student demographics. It appears that these four brands are your universities: The Art Institutes, Argosy University, Brown Mackie Colleges, and South University. You further state that you believe your organization structure meets the criteria for aggregating the education systems into a single reportable segment. Please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11. Please tell us about the measure of profit and loss reviewed by your chief operating decision maker and how you have determined that your education systems have similar economic characteristics. We note that the number of enrollments at The Art Institutes represented approximately 56% of your total enrollments as of October 2009. In this regard, please tell us how the economic characteristics of this education system, compares to others.

RESPONSE:
Identification of Operating Segments:
The following are the three criteria in ASC 280-10-50 that define an operating segment and our conclusion on each requirement:
a.	An operating segment engages in business activities that earns revenues and incurs expenses
Each of our education systems (The Art Institutes, Argosy University, Brown Mackie Colleges and South University) consists of a collection of individual schools. Our schools operate in various cities and states in the United States, and we operate one school in Canada. Each school offers a curriculum that is tailored to fit the market of the particular location of the school. Individual schools are accountable for student outcomes, enrollment, revenues, expenses and financial results.
b.	An operating segment’s operating results are regularly reviewed by the Chief Operating Decision Maker (the “CODM”) to make decisions about the allocation of company resources
The CODM as defined by ASC 280-10-50-5 is a function whose job is to allocate resources to and assess the performance of our operating segments. Under this definition, our CODM is the Chief Executive Officer (the “CEO”). The CEO assesses the performance and determines resource allocations to the education systems. The CEO receives a weekly report that lists students, revenues, expenses, EBITDA and EBITDA margin data for each education system. This report is the primary report the CEO uses to make decisions about the allocation of company resources.
c.	An operating segment has discrete financial information available
The information reviewed by the CEO is based on available discrete financial information, which includes revenues, EBITDA and EBITDA margin by Education system.
Conclusion: We believe we have four operating segments. These are our education systems — The Art Institutes, Argosy University, Brown Mackie Colleges, and South University.
Reportable Segments
Once an entity’s segments have been identified, the next step is to determine which operating segments need to be reported in the financial statements. ASC 280-10-50-11 allows for the aggregation of operating segments for reporting purposes if certain criteria are met. These criteria include the following qualitative similarities:
a.	The nature of products and services

b.	The nature of production processes

c.	The type or class of customer for products and services

d.	The methods used to distribute/provide services

e.	The nature of the regulatory environment
a) Similar basic characteristics — nature of the products or services
The services we provide are consistent across all four education systems. We provide post-secondary career-oriented academic programs, concentrated in the media arts, health sciences, design, behavioral sciences, culinary arts, business, fashion, legal studies, education and information technology fields, culminating in the award of associate’s through doctoral degrees. The customer’s end use of our services, a post-secondary degree, is the same across each operating segment.

b) Similar basic characteristics — nature of the production processes
We monitor the development of curriculum and the administration of our academic programs from a central function that spans across the Company to ensure quality and consistency across all four of our education systems. We provide centralized support to the education systems to help ensure that faculty meet the necessary requirements to teach at one of our schools. Our marketing functions are centralized to ensure a consistent message is delivered to prospective students. While the physical attributes of each school are different depending on the programs offered, we believe that this has little bearing on the outcome of the production process. All of our schools produce graduates in their chosen field who utilize their degree for economic, personal and professional advancement.
c) Similar basic characteristics — type or class of customer for products or services
All EDMC schools market to high school graduates, adult learners and/or graduate students, including those that might transfer from unrelated post-secondary institutions. Our schools also attract students who either chose not to attend a traditional four year college or those who are looking for a career change. The type or class of customer is the same across all our education systems — high school graduates and adult learners looking for a post-secondary degree for the purpose of furthering themselves economically, personally and professionally.
d) Similar basic characteristics — methods used to distribute products or provide their services
The process of delivering our services is the same across all four education systems, regardless of the delivery method. Services are provided through direct teacher to student/class interaction. The distribution process involves the transfer of knowledge from the instructor and related course materials to the student in an interactive manner that includes both the instructor and the entire class, regardless of the program being taught.
e) Similar basic characteristics — nature of the regulatory environment
The for-profit education market is highly regulated by the U.S. Department of Education. All schools are eligible to receive Title IV funding and are therefore subject to U.S. Department of Education regulatory restrictions, including compliance with student accounting procedures and financial guidelines. All schools are either regionally or nationally accredited by various accrediting bodies and state regulators that cross educational systems.
Economic Characteristics
ASC 280 specifically mentions that segments with similar economic characteristics would have “similar long-term average gross margins.” We utilize EBITDA to measuring operating performance because it excludes the results of decisions that are outside the control of operating management. EBITDA removes fluctuations in performance that can be caused by long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, we utilize adjusted EBITDA to measure compliance with debt covenants. For these reasons, EBITDA and EBITDA margins are the primary performance measures the CODM uses to manage the Company.
We have consistently recorded an EBITDA margin of between 21% and 23% since the going private transaction in 2006. Further, our EBITDA margin has been 21% in each of the last three fiscal years.

During the four year period ended June 30, 2010, the Art Institutes and Brown Mackie Colleges education systems have accounted for 86% of EDMC’s cumulative EBITDA. Additionally, in each fiscal year since 2006, the combined total of these two education systems has accounted for between 82% and 90% of our total EBITDA. These two operating segments had similar economic characteristics over this period of time, with each operating segment having an EBITDA margin within 10% of the other in each year. We expect these two operating segments to have similar economic characteristics on an ongoing basis.
Our other two operating segments, Argosy University and South University, accounted for the remaining 14% of our EBITDA during the four year period ended June 30, 2010. Each of these operating segments accounted for less than 10% of total EBITDA. While profitable, since 2006, both Argosy University and South University had EBITDA margins below that of the Art Institutes and Brown Mackie Colleges due to higher investments, relative to their size, in new schools and programs and in the development of fully online programs. These investments typically generate low or negative margins in the first few years of operation until the schools and programs are established. In addition, we have implemented organizational changes and operating initiatives at Argosy University designed to improve its long-term operating margins. We believe that the operating issues experienced at Argosy University and South University are temporary and that their respective operating margins will be similar to those at The Art Institutes and Brown Mackie Colleges when we experience a return on our investments and benefit from the operating changes at Argosy University.
Conclusion
We believe that we meet the criteria to aggregate our four operating segments into one reportable segment as defined by ASC 280-10-50-11. Our operating segments can be aggregated into one reportable segment because they share a similar nature of products and services, production processes, type of customer, methods used to provide services and regulatory environment. In addition, we believe that our operating segments exhibit similar long-term economic characteristics consistent with the objectives within ASC 280.
Note 6. Other Long-Term Assets, page 96
COMMENT NO. 9:
We refer to the Education Finance Loan program that you introduced in August 2008. Under this program, you purchase loans that are originated by a private lender. To help us understand the extent of this program, please describe the program to us, articulating your performance obligations under the agreement made with the private lender and any related risks and guarantees. Specifically, please tell us how you consider the 10-month lag between the time a loan is originated by the private lender and when you purchase the loan. Please tell us if you are involved with the selection of student borrowers and if you are required to purchase a minimum amount of loans in a given period.
RESPONSE:
We supplementally advise the Staff that we stopped accepting new applications for aid under the Education Finance Loan Program (the “EFL program”) on June 30, 2010 for disbursements covering academic periods through fiscal 2011, and we do not expect to make any purchases or award any aid under the program beyond June 30, 2011. We estimate that total aid awarded under the EFL program during the remainder of fiscal 2011 will be approximately $3.2 million, and we will purchase approximately $8.6 million in loans under the program during the remainder of fiscal 2011. As of June 30, 2011, we will have purchased all outstanding loans under the program, which will approximate $111.0 million.

The EFL program was introduced in August 2008 to enable students who had exhausted all available government-sponsored or other aid and were denied a private loan to borrow a portion of their tuition and other education expenses at our schools if they or a co-borrower met certain eligibility and underwriting criteria. Under the EFL program, we utilize a loan originator to automate the underwriting process and a loan servicer to administer the portfolio. We established the underwriting criteria at the inception of the program and maintained the unilateral ability to modify the criteria. The lender disburses funds to our schools on behalf of attending students who have been approved for a loan. A loan typically consists of three lender disbursements made at the start of an academic term that falls within an aid year. Once the loans are originated, we have an obligation to purchase loans from the lender. However, the transfer of cash to the originating bank is not required to occur until all scheduled disbursements for a given loan have been made within the loan period (i.e. the loan is fully disbursed). This is typically ten months from the loan’s origination. We are required to maintain a letter of credit with the lender to cover any loans that have been disbursed to the student but not yet purchased by us. There have not been any minimum requirements for aid awarded or loans purchased in a given period; rather, we must purchase all loans that have been disbursed in a given period. We disclose the amount of loans that we are committed to purchase in the commitments and contingencies footnote of our quarterly and annual SEC filings.
Because of our obligation to purchase the loans disbursed by the private lender under the EFL program, we recorded bad debt expense related to these loans on the pro-rata portion of the academic term that has been completed, and it was recorded as a contra asset (allowance) in other long-term assets or in other long-term liabilities, depending on whether the loan has been purchased from the originating bank. More specifically, other long-term liabilities includes bad debt reserves on any aid awarded under the program in which revenue has been recognized but we have not yet purchased loan. Once the loan is purchased, the liability is reclassified to a contra asset account against the principal balance of the loan. We believe that this accounting treatment appropriately matches revenues and expenses and gives consideration to the fact that although a purchase may not yet have occurred for certain loans, an estimated loss based on borrower defaults is both probable and estimable under ASC 450 “Accounting for Contingencies.” As such, the EFL loans and related bad debt expense have been properly recorded consistently throughout the program.
As requested by the Staff, Education Management Corporation (“EDMC”) acknowledges the following with regard to the filings:
• EDMC is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• EDMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 962-0900.
Sincerely,
EDUCATION MANAGEMENT CORPORATION

By: /s/ Edward H. West
Edward H. West
President and Chief Financial Officer